SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          GRUPO IUSACELL, S.A. DE C.V.
                          ----------------------------
                       (Name of Subject Company (Issuer))

                               BIPER, S.A. DE C.V.
                           MOVIL ACCESS, S.A. DE C.V.
                           --------------------------
                       (Name of Filing Persons (Offerors))

                 SERIES V SHARES AND AMERICAN DEPOSITARY SHARES
                   (EACH ADS REPRESENTING 100 SERIES V SHARES)
                   -------------------------------------------
                         (Title of Class of Securities)

                                40050B209 (ADSs)
                                ----------------
                      (CUSIP Number of Class of Securities)
                           Movil Access, S.A. de C.V.
                                 Av. Insurgentes
                             Sur 3696 y Calle Nueva
                               Colonia Pena Pobre
                                Mexico D.F. 14260
                               011 52-55 5447-8900
                               -------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Patrick J. Dooley, Esq.
                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022

                            CALCULATION OF FILING FEE
        -----------------------------------------------------------------
            Transaction
             Valuation*                      Amount of Filing Fee**
        -----------------------------------------------------------------
            $10,000,000                              $2,000
        -----------------------------------------------------------------

     *Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series A Shares and Series V Shares, including those represented by ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to June 12, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps.10.4975 to US$1.00.
     ** Represents 1/50th of 1% of transaction valuation.

[x]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,000
                         -------
Filing Party:  Movil Access, S.A. de C.V., Biper, S.A. de C.V.
               -----------------------------------------------
Form or Registration No.:  Schedule TO             Date Filed:     June 30, 2003
                           ------------                            -------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 30, 2003 (the "Schedule TO") by Movil Access, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States ("Movil Access"), and a wholly-owned subsidiary of Biper, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States ("Biper"), to purchase for cash (i) all of the outstanding American Depositary Shares (the "ADSs") of Grupo Iusacell, S.A. de C.V. ("Iusacell"), a corporation organized under the laws of United Mexican States, and (ii) all of the outstanding Series V Shares (the "Series V Shares", and collectively with the ADSs, the "Securities") of Iusacell held by persons who are not Mexican residents. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Movil Access commenced an offer in Mexico (the "Mexican Offer") to purchase all of the outstanding Series V Shares and Series A Shares (the "Series A Shares") of Iusacell, including those held by U.S. residents, for the same price and on substantially the same terms as the U.S. Offer. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 1.  Summary Term Sheet.

               Item 1 is hereby amended as follows:

               The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by adding the following language immediately following the first sentence in the second paragraph of the response to the question "How will payment be made for the Securities I tender?":

          "Upon the terms and subject to the conditions of the U.S. Offer and applicable law and regulation, we will accept for payment, and will pay for, all Series V Shares and ADSs validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. All of the Offer Conditions will have been satisfied or waived (provided that without the consent of the Verizon Selling Shareholders and Vodafone, we may not waive any Offer Condition other than the Offer Condition that all of the Securities tendered by the Verizon Selling Shareholders and Vodafone not be subject to any lien) prior to the expiration of the offer, except that if on the Expiration Date regulatory approvals necessary to consummate the offer have not been obtained, then, at such time, we expressly reserve the right to delay acceptance for payment of, or payment for, Series V Shares and ADSs until such regulatory approvals have been obtained. Any such delays will be effected in compliance with the Section 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer."

               The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by replacing the second paragraph of the response to the question "Until what time can I withdraw previously tendered Series V Shares and ADSs?" with the following paragraph:

          "Upon the terms and subject to the conditions of the U.S. Offer and applicable law and regulation, we will accept for payment, and will pay for, all Series V Shares and ADSs validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. All of the Offer Conditions will have been satisfied or waived (provided that without the consent of the Verizon Selling Shareholders and Vodafone, we may not waive any Offer Condition other than the Offer Condition that all of the Securities tendered by the Verizon Selling Shareholders and Vodafone not be subject to any lien) prior to the expiration of the offer, except that if on the Expiration Date regulatory approvals necessary to consummate the offer have not been obtained, then, at such time, we expressly reserve the right to delay acceptance for payment of, or payment for, Series V Shares and ADSs until such regulatory approvals have been obtained. Any such delays will be effected in compliance with the
          Section 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer. For more information regarding withdrawal rights and procedures, see "THE U.S. OFFER - Withdrawal Rights."

Item 4.  Terms of the Transaction.

               Item 4 is hereby amended as follows:

               The section of the Offer to Purchase captioned "The U.S. Offer" is hereby amended by replacing the first paragraph under the subheading "Acceptance for Payment" with the following paragraph:

          "Upon the terms and subject to the conditions of the U.S. Offer and applicable law and regulation, Movil Access will accept for payment, and will pay for, all Series V Shares and ADSs validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. All of the Offer Conditions will have been satisfied or waived (provided that without the consent of the Verizon Selling Shareholders and Vodafone, Movil Access may not waive any Offer Condition other than the Offer Condition that all of the Securities tendered by the Verizon Selling Shareholders and Vodafone not be subject to any lien) prior to the expiration of the offer; provided, however, that if on the Expiration Date regulatory approvals necessary to consummate the offer have not been obtained, then, at such time, Movil Access expressly reserves the right to delay acceptance for payment of, or payment for, Series V Shares and ADSs until such regulatory approvals have been obtained. Any such delays will be effected in compliance with the
          Section 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               MOVIL ACCESS, S.A. de C.V.



                                               By: /s/ Pedro Padilla
                                                   ----------------------------
                                                    Name:   Pedro Padilla
                                                    Title:  Vice President


Date:  July 17, 2003

                                               BIPER, S.A. de C.V.



                                               By:  /s/ Pedro Padilla
                                                    ---------------------------
                                                    Name:   Pedro Padilla
                                                    Title:  Vice President


Date:   July 17, 2003